Exhibit 99.1

AMTD International Announces Results of Exchange Offer

HONG KONG, May 8, 2020 — AMTD International Inc. (“AMTD International” or “the Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, today announced the results of the exchange offer extended to holders of the outstanding US$123 million 7.625% senior perpetual securities of AMTD Group (the “Existing Securities”) to exchange any and all of their outstanding Existing Securities for new securities (the “New Securities”) to be issued by the Company under the Company’s US$1.0 billion medium term note program (the “Exchange Offer”). The Exchange Offer commenced on April 23, 2020 and expired on May 6, 2020.

The Company has accepted US$49,230,000 in aggregate principal amount of the Existing Securities, representing approximately 40.02% of the aggregate principal amount of the outstanding Existing Securities, validly offered for exchange as at the expiration time pursuant to the Exchange Offer. US$38,920,000 in aggregate principal amount of the Existing Securities were offered for exchange pursuant to a U.S. dollar exchange instruction and US$10,310,000 in aggregate principal amount of the Existing Securities were offered for exchange pursuant to a Singapore dollar exchange instruction.

The new issue amount for the new U.S. dollar securities is US$200,000,000, which consists of US$38,920,000 in aggregate principal amount of new U.S. dollar securities to be issued pursuant to the Exchange Offer and US$161,080,000 in aggregate principal amount of additional U.S. dollar securities (for the avoidance of doubt, such additional U.S. dollar securities constitute a single series and is immediately fungible with the new U.S. dollar securities issued pursuant to the Exchange Offer). The new issue amount for the new Singapore dollar securities is S$50,000,000, which consists of S$14,740,000 in aggregate principal amount of new Singapore dollar securities to be issued pursuant to the Exchange Offer and S$35,260,000 in aggregate principal amount of additional Singapore dollar securities (for the avoidance of doubt, such additional Singapore dollar securities constitute a single series and is immediately fungible with the new Singapore dollar securities issued pursuant to the Exchange Offer).

The new issue price and the new issue distribution rate for the new U.S. dollar securities will be 100% and 7.25%, respectively. The new issue price and the new issue distribute rate for the new Singapore dollar securities will be 100% and 4.50%, respectively.

In the case of Existing Securities offered and accepted for exchange pursuant to a Singapore dollar exchange instruction, the cash rounding amount will be determined and paid based on an exchange rate of US$0.6994 to S$1.

On the settlement date, which is currently expected to be May 14, 2020, the Company will (i) issue and deliver to holders of Existing Securities accepted for exchange pursuant to the Exchange Offer the relevant amount of New Securities and (ii) pay, or procure payment to, holders of Existing Securities accepted for exchange the relevant accrued distribution amount and cash rounding amount (if applicable).

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in the United States or any other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to a U.S. person except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the Securities Act. The Company does not intend to make any public offering of securities in the United States.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including the Greater China and the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit http://www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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